Tidelands Bancshares, Inc.

875 Lowcountry Blvd.

Mount Pleasant, South Carolina 29464

February 3, 2010

Via EDGAR

Gregory Dundas

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Tidelands Bancshares, Inc.

Registration Statement on Form S-3

Filed January 14, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Tidelands Bancshares, Inc. (“Tidelands”) hereby requests the SEC’s consent to withdraw the above-referenced registration statement.  Based on new guidance regarding securities issued in connection with the United States Department of the Treasury’s Troubled Asset Relief Program Capital Purchase Program, Tidelands has determined not to register such securities at this time.

We believe that withdrawal of the registration statement is consistent with the public interest and the protection of investors.  No securities were sold in an offering based on the filing of the above-reference registration statement.  Accordingly, Tidelands respectfully requests that the SEC grant its request to withdraw the registration statement.

If you have questions or comments about the foregoing, please call the undersigned at (843) 284-8432 or Jason Wolfersberger of Nelson Mullins Riley & Scarborough LLP at (404) 322-6524.

Very truly yours,

/s/ Robert E. Coffee, Jr.

Robert E. Coffee, Jr.
Chief Executive Officer

cc:     Mr. Jason Wolfersberger, Esq.